Causeway ETMF Trust

Consideration of Insurance Coverage

Approval of Joint Fidelity Bond

VOTED:	that the Trustees find that the Trust’s participation, together with Causeway Capital Management Trust (the “Mutual Fund Trust”), in the Amended Joint Fidelity Bond issued through Continental Casualty Company as lead carrier and the additional carriers more fully described previously to the Board, is in the best interests of the Trust;

VOTED:	that the Trustees find that the Trust’s share of the Joint Fidelity Bond is fair and reasonable provided that the Trust pays no more than its pro rata share of the premium based on relative asset size and, in any event, the Trust pays no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Funds participating in the Joint Fidelity Bond;

VOTED:	that the proper officers of the Trust are authorized to execute and deliver an agreement in substantially the form previously included in the Board materials for the Mutual Fund Trust at its meeting on August 7, 2017, on behalf of the Trust regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-l(f) under the 1940 Act;

VOTED:	that the officers of the Trust are directed to:

(1) File with the SEC within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board including a majority of the Independent Trustees, approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Trust, (iii) a statement showing the amount the Trust would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, (v) a copy of each agreement between the Trust and all other named insureds entered into pursuant to Rule 17g-l(f) under the 1940 Act, and (vi) a copy of any amendment to such agreement within 10 days after the execution of such amendment;

(2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Trust, a statement of the nature and amount thereof;

(3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Trust; and

(4) Notify by registered mail each member of the Board at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Trust at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.